UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, 518067 Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

TONGJITANG CHINESE MEDICINES COMPANY

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company

By:	/s/ Xiaochun WANG
Name:	Xiaochun WANG
Title:	Chairman and Chief Executive Officer

Date: September 30, 2008

Exhibit 99.1

Tongjitang to Hold Annual General Meeting on October 30, 2008

SHENZHEN, China, September 24, 2008 – Tongjitang Chinese Medicines Company (the “Company” or “Tongjitang”) (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced that it will hold its annual general meeting of shareholders at the Company’s executive office on 5th Floor, Block B, Baiying Medical Device Park, Nanhai Avenue South, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China on October 30, 2008 at 11 a.m. (local time).

Holders of record of the Company’s ordinary shares at the close of business on September 30, 2008 are entitled to vote at the annual general meeting and any adjournment or postponement thereof. Registered holders of the Company’s American depositary shares (the “ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the ADSs, The Bank of New York Mellon.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2007, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://www.tongjitang.com, as well as on the SEC’s website at http://www.sec.gov.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Annual Report free of charge by emailing to ir@tongjitang.com or by writing to:

5th Floor, Block B, Baiying Medical Device Park,

Nanhai Avenue South, Nanshan District, Shenzhen,

Guangdong Province, China, Post code 518067

Attention: Mr. Mingyue Gao

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, and Tongjitang Planting, is a vertically integrated and profitable specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 18 other modernized traditional Chinese medicine products and 38 western medicines. Please visit www.tongjitang.com for more information.

CONTACT

Ashley M. Ammon or Christine Duan

Integrated Corporate Relations, Inc.

203-682-8200 (Investor Relations)